07005471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 54465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Webster Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Bank Street, INV 240
(No. and Street)

Waterbury (City) CT (State) 06702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Bojanowski 860-612-4022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

Cityplace II (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
WASH. DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Hare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Webster Investment Services, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

The Board of Directors
Webster Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental financial schedules of Webster Investment Services, Inc. (a wholly owned subsidiary of Webster Bank, N.A.) (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

KPMG

Webster Investment Services, Inc.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Financial Statements

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Table of Contents

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
Webster Investment Services, Inc.:

We have audited the accompanying statements of condition of Webster Investment Services, Inc. (a wholly owned subsidiary of Webster Bank, N.A.) (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webster Investment Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Statements of Condition

		December 31, 2006	December 31, 2005
Assets			
Cash and cash equivalents	$	1,914,117	2,555,380
Trading securities, at fair value		-	26,472
Receivables from brokers and clearing organizations		1,510,742	724,880
Premises and equipment, net (Note 4)		134,197	164,791
Deferred tax asset, net (Note 7)		114,413	66,990
Other assets		179,914	100,720
Total assets	$	3,853,383	3,639,233
Liabilities and Shareholders' Equity			
Liabilities:			
Due to Parent Company (Note 3)	$	278,353	333,597
Accrued income taxes		190,319	137,185
Accrued expenses and other liabilities		725,647	868,043
Total liabilities		1,194,319	1,338,825
Commitments and Contingencies (Note 8)			
Shareholders' equity:			
Common stock (without par value; 5,000 shares authorized; 50 shares issued)		-	-
Additional paid-in capital		1,914,142	1,914,142
Retained earnings		744,922	386,266
Total shareholders' equity		2,659,064	2,300,408
Total liabilities and shareholders' equity	$	3,853,383	3,639,233

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Statements of Income

For the years ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commissions from customer transactions	$	15,512,652	13,257,260
Investment advisory income		184,218	230,344
Other		191,450	168,927
Total revenues		15,888,320	13,656,531
Expenses:			
Employee compensation and benefits		9,728,833	8,565,406
Clearing broker commissions and other costs (Note 3)		895,524	680,220
Costs allocated from Parent Company (Note 3)		1,018,369	1,205,249
Marketing		589,425	403,485
Furniture and equipment		95,060	127,057
Professional services		100,537	143,145
Supplies		159,932	246,484
Regulatory and compliance		150,668	101,657
Other		349,923	323,028
Total expenses		13,088,271	11,795,731
Income before income tax expense		2,800,049	1,860,800
Income tax expense (Note 7)		1,128,632	753,620
Net income	$	1,671,417	1,107,180

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2006 and 2005

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2004	$	-	1,914,142	345,924	2,260,066
Net income		-	-	1,107,180	1,107,180
Dividends paid		-	-	(1,066,838)	(1,066,838)
Balance at December 31, 2005		-	1,914,142	386,266	2,300,408
Net income		-	-	1,671,417	1,671,417
Dividends paid		-	-	(1,312,761)	(1,312,761)
Balance at December 31, 2006	$	-	1,914,142	744,922	2,659,064

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Statements of Cash Flows

For the years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	1,671,417	1,107,180
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense		15,609	95,056
(Increase) decrease in receivables from brokers and clearing organizations		(785,862)	190,860
Decrease in due to Parent Company		(55,244)	(126,698)
Sales (purchases) of trading securities		26,472	(26,472)
Increase in accrued income taxes		53,134	30,259
(Decrease) increase in accrued expenses and other liabilities		(142,396)	92,856
Deferred tax benefit		(47,423)	(66,990)
Increase in other assets		(79,194)	(100,720)
Net cash provided by operating activities		656,513	1,195,331
Cash flows from investing activities:			
Sales (purchase) of premises and equipment, net		14,985	(69,872)
Cash flows from financing activities:			
Dividends paid to Parent Company		(1,312,761)	(1,066,838)
Net (decrease) increase in cash and cash equivalents		(641,263)	58,621
Cash and cash equivalents at beginning of year		2,555,380	2,496,759
Cash and cash equivalents at end of year	$	1,914,117	2,555,380
Supplemental information:			
Income taxes paid to Parent Company	$	1,115,607	723,361

See accompanying Notes to Financial Statements.

(1) Organization

Webster Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Webster Bank, National Association (the "Parent Company"), which is a wholly-owned subsidiary of Webster Financial Corporation. The Company's primary business is providing securities services including brokerage and investment advice. The Company is a registered investment advisor ("RIA").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's customer transactions are cleared through a third party broker-dealer on a fully disclosed basis. Accordingly, the Company does not carry customer accounts and is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation
The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America ("GAAP") and general practices in the broker-dealer industry. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and expenses are recognized when an obligation has been incurred.

(b) Use of Estimates
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

(c) Securities
The trading securities consist of investments in mutual fund investments. Trading securities are carried at fair value with net unrealized gains and losses recognized currently in income.

(d) Fair Values
Substantially all of the Company's financial assets and liabilities are carried at amounts that approximate market or fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

(e) Cash
Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities at the date of purchase of 90 days or less.

(f) Premises and Equipment
Premises and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

(2) Summary of Significant Accounting Policies (Continued)

(g) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of Webster Financial Corporation. The Company accrues taxes as if it were filing on an individual company basis.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are assumed to be paid or recovered.

(3) Related Party Transactions

The Company settles its customer transactions through a third party company for execution and clearance in accordance with the terms of a clearance agreement. For the years ended December 31, 2006 and 2005, the Company incurred clearance fees of approximately $896,000 and $680,000, respectively, in connection with the aforementioned activities.

Receivables from brokers and clearing organizations includes commissions due on the above mentioned customer transactions from the Company's clearing broker. As these amounts are short-term in nature, the carrying amount approximates fair value.

The Company is allocated its proportional share of the costs of information technology, finance, occupancy and other departments provided by the Parent Company. During each of the years ended December 31, 2006 and 2005, approximately, $1,018,000 and $1,205,000, respectively, was allocated to the Company in relation to this arrangement.

(4) Premises and Equipment, net

A summary of furniture, equipment and leasehold improvements at December 31 is as follows:

	2006	2005
Furniture and equipment	$ 455,554	736,444
Leasehold improvements	1,516	1,516
Work in progress	-	644
	457,070	738,604
Less: accumulated depreciation and amortization	322,873	573,813
	$ 134,197	164,791

(5) Pension and Profit Sharing Plans

The Company participates in the Parent Company's defined benefit pension and 401(k) plans covering all full-time employees who have completed one year of service. The defined benefit pension plan provides for the Parent Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Parent Company allocates to the Company an expense related to the employer contributions to the 401(k) plan for eligible participating employees of the Company. The amounts that are included in employee compensation and benefits expense in the accompanying Statements of Income for the 401(k) plan for the years ended December 31, 2006 and 2005 were approximately $277,000 and $242,000, respectively.

The Company participates in the Parent Company's Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan provides health and other benefits to eligible employees and their families. The Company's allocated cost for the Benefit Plan is included in employee compensation and benefits expense in the accompanying Statements of Income. The amounts that are included in employee compensation and benefits expense in the accompanying Statements of Income for group insurance for the years ended December 31, 2006 and 2005 were approximately $428,000 and $379,000, respectively.

(6) Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires that net capital, as defined, shall be the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from withdrawing equity capital or paying cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.03 to 1 and the Company had net capital of $1,157,242, which exceeded minimum requirements by $1,077,621. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 3.6 to 1 and the Company had net capital of $370,507, which exceeded minimum requirements by $281,252.

(7) Income Taxes

Income tax expense (benefit) for the years ended December 31 consists of the following:

	2006	2005
Current:		
Federal	$ 963,773	678,864
State	212,282	141,746
	1,176,055	820,610
Deferred:		
Federal	(47,423)	(66,990)
	(47,423)	(66,990)
Total:		
Federal	916,350	611,874
State	212,282	141,746
	$ 1,128,632	753,620

The difference between the expected tax expense at the 35% Federal statutory rate and actual tax expense for the years ended December 31 is reconciled as follows:

	2006	2005
Expected Federal tax expense	$ 980,017	651,280
Increase resulting from:		
State income tax expense, net of Federal income tax benefit	137,983	92,136
Meals and entertainment disallowance	10,632	10,204
Actual tax expense	$ 1,128,632	753,620

(7) Income Taxes (Continued)

The tax effects of significant temporary differences comprising the deferred tax assets and liabilities at December 31 are summarized below:

		2006	2005
Deferred Tax Assets:			
Compensation and employee benefit plans	$	136,305	84,312
Gross deferred tax assets		136,305	84,312
Valuation allowance		(15,934)	(9,331)
Net deferred tax assets		120,371	74,981
Deferred Tax Liabilities:			
Premises and equipment		5,958	7,991
Deferred tax liabilities		5,958	7,991
Deferred tax asset, net	$	114,413	66,990

A valuation allowance has been established for the full amount of the net state deferred tax asset, due to uncertainties of realization. Management believes it is more likely than not that the Company will realize its recognized net deferred tax asset, based upon its recent historical and anticipated future levels of pre-tax income. There can be no absolute assurance, however, that any specific level of future income will be generated.

(8) Commitments and Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2006. In connection with the clearance agreement with a third party clearing broker, the Company guarantees related customer transactions.

(9) Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through a third party clearing broker. In connection with these activities, a customer's unsettled trades and extension of margin financing by an affiliate may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. As of December 31, 2006, margin balances to customers totaled $516,000. This balance is collateralized by securities held in those customer accounts. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading and margin financing activity. In addition, the third party clearing broker seeks to control the Company's risk associated with customer margin accounts by requiring customers to maintain sufficient collateral to cover margin balances.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by a third party clearing broker pursuant to a clearance agreement. The third party clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

(10) Subsequent Events

During the third quarter of 2006, the Company's Board of Directors and the Parent Company's Board of Directors approved a plan to outsource the broker-dealer and RIA activities to UVest Financial Services ("UVest"), a third party marketer based in Charlotte, North Carolina. Beginning on February 14, 2007, UVest will be the registered broker-dealer and RIA for the Company. The Company's sales representatives will be employed by the Parent Company and appointed to offer brokerage, advisory and insurance services through UVest and its affiliates. The Company will no longer be a registered broker-dealer with the SEC, nor will it be a RIA.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Net capital, as defined:		
Total stockholders' equity	$	2,659,064
Less non-allowable assets:		
Accounts receivable		302,758
Premises and equipment, net		61,619
Cash and cash equivalents held at Parent Company in excess of day-to-day operating balances		870,540
Miscellaneous other		266,905
Net capital		1,157,242
Computation of alternative net capital requirement:		
The greater of (i) $50,000 or (ii) 6 2/3% of total aggregated indebtedness		79,621
Excess net capital	$	1,077,621
Excess net capital at 1000% [net capital - (.1 x aggregated indebtness)]	$	1,037,810
Ratio: Aggregate indebtedness to net capital		1.03 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2006)

Note: There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2006.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2006 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank, N.A.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from the possession or control requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities and Exchange Commission.

END